FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2007

001-14832

(Commission File Number)

CELESTICA INC.

(Translation of registrant’s name into English)

12 Concorde Place, 5th Floor

Toronto, Ontario

Canada M3C 3R8

(416) 448-5800

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, is the registrant also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

Celestica Inc.

Form 6-K

Month of March 2007

The following information filed with this Form 6-K is not incorporated by reference in Celestica’s registration statements, the prospectuses included therein, and any registration statement subsequently filed by Celestica with the Securities and Exchange Commission:

•                  Press Release, dated March 20, 2007, the text of which is attached hereto as Exhibit 99.1.

Exhibits

99.1  —    Press Release, dated March 20, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELESTICA INC.

Date:March 20, 2007	By:	/s/ Elizabeth L. DelBianco
Elizabeth L. DelBianco
Chief Legal Officer

EXHIBIT INDEX

99.1  —   Press Release, dated March 20, 2007